CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Taylor Capital Group, Inc.

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

876851106

(CUSIP number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, address and telephone number of person authorized to receive notices and communications)

June 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106
1	Names of reporting persons Harrison I. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,347,255
	8	Shared voting power 500,000
	9	Sole dispositive power 1,347,255
	10	Shared dispositive power 500,000
11	Aggregate amount beneficially owned by each reporting person 1,847,255
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person IN

CUSIP No. 876851106
1	Names of reporting persons Jennifer W. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 157,791
	8	Shared voting power 979,246
	9	Sole dispositive power 157,791
	10	Shared dispositive power 979,246
11	Aggregate amount beneficially owned by each reporting person 1,137,037
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 6.0%
14	Type of reporting person IN

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009 and Amendment No. 2 thereto filed on June 4, 2010 (as so amended, the “Schedule 13D”) related to the Common Stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road, Rosemont, Illinois 60018. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to the Schedule 13D is hereby amended by supplementing the following:

Ms. Steans entered into a personal loan arrangement with The Northern Trust Company on June 11, 2010, pursuant to which 166,000 shares of Common Stock of which Ms. Steans has beneficial ownership have been pledged as collateral to secure repayment of such amounts as may be outstanding under the loan arrangement from time to time. Additionally, 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC (“Trilogy”), of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares, and 101,160 shares of Common Stock held by PCB Limited Partnership (“PCB”), of which Ms. Steans is one of three general partners, were previously pledged as collateral to secure repayment of amounts outstanding under loan arrangements with SunTrust Bank.

Mr. Steans entered into a personal loan arrangement with Bank of America, National Association on August 2, 2010, and with UBS Financial Services, Inc. on August 5, 2010, pursuant to which an aggregate of 1,031,700 of the shares of Common Stock of which Mr. Steans has beneficial ownership have been pledged as collateral to secure repayment of such amounts as may be outstanding under the loan arrangements from time to time.

Additional shares of Common Stock may be pledged by Mr. Steans, Ms. Steans, Trilogy or PCB from time to time under loan arrangements entered into in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: August 9, 2010

By:	/s/ Harrison I. Steans
Name:	Harrison I. Steans

By:	/s/ Jennifer W. Steans
Name:	Jennifer W. Steans

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 10, 2009 (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on December 10, 2009).